RESIDENT PARTNERS: JOELLE S. L. LAU CHIANG LING LI GRAHAM LIM BENJAMIN MCQUHAE SCOTT PETERMAN MICHELLE TAYLOR ROBERT THOMSON	JONES DAY 眾達國際法律事務所 SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871
REGISTERED FOREIGN LAWYERS: HAIFENG HUANG (New York, USA) CHRISTINE KIM (New York, USA) JULIAN LIN (California, USA)	15 QUEEN’S ROAD CENTRAL, HONG KONG 香港皇后大道中十五號置地廣場公爵大廈三十一樓
MARIA PEDERSEN (New York and District of Columbia, USA)

October 5, 2016

David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Actions Semiconductor Co., Ltd

Schedule 13E-3

Filed September 19, 2016

File No. 005-81375

Dear Mr. Orlic,

On behalf of Actions Semiconductor Co., Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of September 27, 2016 with respect to the Schedule 13E-3, File No. 005-81375 (the “Schedule 13E-3”) filed on September 19, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement (the “Proxy Statement”) attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Amendment and the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Supernova Investment Ltd. (“Parent”), Starman Limited (the “Merger Sub”), and any of the other members of the Buyer Group, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment and the Revised Proxy Statement, each of which has been amended in response to the Staff’s comments.

General

1.	Please ensure that Merger Sub signs all future amendments to the schedule.

In response to the Staff’s comment, the Merger Sub confirms that it will sign all future amendments to the Schedule 13E-3.

2.	Please advise as to why the Initial Group did not file a Schedule 13D in March, when discussions appear to have begun regarding the Rule 13e-3 transaction.

Parent is the beneficial owner of 13,072,634 Shares, representing 4.9% of the issued and outstanding share capital of the Company. In March 2016, Mr. Chen, acting through Parent, retained counsel in order to understand the feasibility of various options available in the context of U.S. securities laws and corporate law generally. Because Parent’s beneficial ownership percentage was below the reporting threshold of 5%, we respectfully submit that Mr. Chen and Parent did not have the obligation to file a Schedule 13D under Rule 13d-2(a) to report a change in intent in respect of their ownership of the 13,072,634 Shares.

Although there were informal discussions among members of the Initial Group in March, Mr. Chen did not reach any understanding with any other members of the Initial Group in respect of their Shares until these other members changed their investment intent by entering into the Consortium Agreement with Parent on May 18, 2016. We respectfully submit that, for purposes of Rule 13d-5(b)(1), the Initial Group did not become a “group” until May 18, 2016 and therefore other members of the Initial Group were not obliged to make any Schedule 13D filing before that time.

Finally, although members of the Initial Group designated Parent to be their representative in negotiating a transaction with the Company, the Consortium Agreement does not grant Parent or Mr. Chen an irrevocable proxy to vote other members’ Shares or nominate Parent or Mr. Chen as a director nominee for other members. On that basis, under the principles articulated in Question 260.31 of the Securities Act Rules Compliance and Disclosure Interpretations, Parent and Mr. Chen should not be attributed with ownership of Shares by other members, and the joint filing of the Schedule 13D and subsequent amendments by the members should not be deemed to be an acknowledgement that Parent or Mr. Chen had acquired beneficial ownership of any Shares held by any other members at all relevant times.

In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to pages 26 and 27 of the Revised Proxy Statement.

3.	Please advise as to why Mr. Chen and all individual shareholders holding shares through holding companies are not filing persons.

The Company respectfully submits that individual shareholders of the Buyer Group members should not be made filers of the Schedule 13e-3 for the following reasons:

First, while the companies owned by these individual shareholders are members of the Buyer Group, these entities are not “acquisition vehicles” for purposes of Question 101.02 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13e-3 Compliance and Disclosure Interpretations. They were not established for the purpose of this going private transaction. Hence, the “look through” principle articulated in Question 101.02 should not apply under the circumstances.

Second, none of the individual shareholders directly own any Shares held by the Buyer Group. Although these individual shareholders are joint filers in the Schedule 13D and subsequent amendments, they were required to make the Schedule 13D filings because, under Rule 13d-3(a), they could be deemed to be “beneficial owners” of the Shares held by their respective entities. The fact that Rule 13d-3(a) has required these individual shareholders to become filers of a Schedule 13D should not be determinative as to whether Rule 13e-3(a) would require the same persons to be filers of a Schedule 13e-3(d).

Third, Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. Due to the aggregate number of Shares held by members of the Buyer Group and their agreement to pursue the transaction under the term of the Consortium Agreement, the Buyer Group may fall within the definition of an “affiliate” under Rule 13e-3(a)(1) and therefore members of the Buyer Group ought to be filing persons of the Schedule 13e-3. We, however, respectfully submit that the individual shareholders, which are not signatories to the Consortium Agreement and do not hold any Shares, are not “affiliates.” Under the circumstances, no individual shareholder controls, or is able to influence, the management or policies of the Company.

4.	Please disclose throughout the document that the vote is assured, or advise us as to how this is not the case. In this regard, please provide the disclosure by Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, the disclosure on the first page of the Letter to the Shareholders, the second page of the Notice of Extraordinary General Meeting of Shareholders, and pages 18, 24, and 31 of the Revised Proxy Statement have been revised to clarify that, because the Buyer Group beneficially owns approximately 66.0% of the total issued and outstanding Shares of the Company, where the vote required is the affirmative vote of holders of Shares representing at least two-third of the voting rights of the Shares, both quorum and an affirmative vote in favor of the transaction are practically assured with the Buyer Group’s vote.

Additionally, pages 24, 50, and 91 of the Revised Proxy Statement have been revised to indicate that the directors and executive officers of the Company, who as a group owned an aggregate of 0.02% of the issued and outstanding Shares of the Company, have determined to vote in favor for the proposals following the Board’s recommendation.

Reasons for the Merger and Recommendations of the Special Committee, page 30

5.	Disclosure in the first paragraph on page 31 states that the merger is “substantially” fair to shareholders. Please revise to explain the significance of this determination. Please also revise your disclosure to state unequivocally whether the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders, rather than “the Company and its shareholders (including those shareholders unaffiliated with the Buyer Group).” See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Special Committee and the Board have confirmed that they considered all relevant facts and circumstances independently in reaching their respective determination, and believe that the transaction is fair, both substantively and procedurally, to the shareholders of the Company. Accordingly, we have revised the disclosure on pages 8, 9, 27, 29, 30, 31, 32, 34, 35, 37, and 59 of the Revised Proxy Statement to clarify that the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

6.	We note the first bullet point on page 31. Please revise to disclose the extent to which the Board’s fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2 to Item 1014 of Regulation M-A.

The Company respectfully submits to the Staff that analysis of historical market prices was not the sole determining factor considered by the Board. Other factors considered by the Board have been disclosed on pages 31 to 34 of the Revised Proxy Statement.

7.	Please expand your disclosure as to how the Board took into account the “lack of interested bidders,” given that the Buyer Group had expressed an unwillingness to entertain selling their shares to a third party bidder. Likewise, on page 32, disclosure indicates that a factor in determining fairness was the ability to consider alternative acquisition proposals or offers and the ability to accept an alternative transaction proposed by a third party that is a “Superior Proposal.”

The Company respectfully submits to the Staff that while the Board was not able to identify any third party that can be approached given the Buyer Group’s expressed unwillingness to entertain selling their Shares to a third party, the Board maintained that the ability to respond to an unsolicited third party proposal remains an important condition in the merger agreement for the Board to ensure that it had negotiated a term that maximized value for the shareholders unaffiliated with the Buyer Group. There are two reasons for this. First, there is always the possibility that the Company may receive an unsolicited proposal that exceeds the current consideration price. In such an event, even though the Buyer Group has indicated its unwillingness to sell to a competing bidder, its adherence to this stance may change if the Buyer Group was presented with a significantly higher proposal. Second, notwithstanding that the Board has determined the transaction to be fair to the shareholders unaffiliated with the Buyer Group, by maintaining the ability to consider alternative proposals, which may come in at higher consideration prices, as part of the merger agreement, the Board was further assured that it had negotiated a term that would maximize value for these shareholders.

In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to page 33 of the Revised Proxy Statement.

8.	Please quantify the “costs of regulatory compliance” for the Company.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 32 of the Revised Proxy Statement.

9.	Please revise the disclosure to indicate why it is a procedural safeguard that, under the terms of the merger agreement, the Board has the ability to consider any proposal regarding a Competing Transaction reasonably likely to lead to a Superior Proposal, given the unwillingness of the Buyer Group to sell to a competing bidder.

As discussed in the response to comment 7, the Board respectfully submits to the Staff that the Board’s ability to consider any proposal regarding a Competing Transaction reasonably likely to lead to a Superior Proposal is an important condition for the Board during the negotiation process for the Board to be assured that it had negotiated a term that maximized value for the shareholders unaffiliated with the Buyer Group. The Company respectfully directs the Staff to its response for Comment 7.

In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to page 33 of the Revised Proxy Statement.

10.	We note that the Board considered the purchase prices paid in previous purchases as described under the caption “Transactions in the Shares and ADSs.” Please elaborate on this analysis, including the fact that the Company paid $2.30 per ADS in the 2015 tender offer.

In response to the Staff’s comment, the Special Committee and the Board have confirmed that they considered the purchase prices paid in previous purchases as described under the caption “Transactions in the Shares and ADSs,” including the price of $2.30 per ADS paid in the 2015 tender offer, to be fair prices at the time and under the unique circumstances of those previous purchases. Accordingly, the Proxy Statement has been revised to so convey. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

11.	We note that the Board did not consider net book value in making its fairness determination. Please disclose the net book value.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 88 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 35

12.	Please revise your disclosure to state unequivocally whether the Buyer Group reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders, rather than “the Company and its shareholders (including those shareholders unaffiliated with the Buyer Group).” See Item 1014(a) of Regulation M-A.

To the extent any statements were made by the Buyer Group as to the fairness of the merger, these statements have been amended to reflect the Staff’s comment. Please refer to the amendments to the section titled “Position of the Buyer Group as to the Fairness of the Merger” on page 35 of the Revised Proxy Statement.

13.	Please revise to disclose the extent to which the Buyer Groups’ fairness determination was based on historical market prices. We do not believe that an analysis based on the 30 days prior to the announcement of the transaction addresses this factor. See Instruction 2 to Item 1014 of Regulation M-A.

We respectfully submit that the historical market prices were one of the many factors considered by the Buyer Group in arriving at the Buyer Group’s fairness determination; no relative weight had been assigned to any single factor. In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to page 37 of the Revised Proxy Statement.

14.	Please revise your disclosure to clarify how the Company’s ability to terminate the merger agreement in order to accept a Superior Proposal is an element of fairness, given the unwillingness of the Buyer Group to sell to a competing bidder.

The Company respectfully submits to the Staff that the Company’s ability to terminate the merger agreement, notwithstanding the unwillingness of the Buyer Group to sell to a competing bidder, is an important condition for the Board during the negotiation process for the Board to be assured that it had negotiated a term that maximized value for the shareholders unaffiliated with the Buyer Group. The Company respectfully directs the Staff to its response for Comment 7.

In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to page 33 of the Revised Proxy Statement.

Certain Financial Projections, page 37

15.	Disclosure appears to indicate that Company revised its projections in connection with this Rule 13e-3 transaction. Please disclose all projections materially related to transaction, including without limitation those contained in the preliminary presentation by the financial advisor.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 38 of the Revised Proxy Statement.

Opinion of the Independent Committee’s Financial Advisor, page 38

16.	We note that the financial advisor disclaims responsibility with respect to data, material, and other information used in its analysis. We note similar language in the opinion. Please revise to eliminate this disclaimer.

In response to the Staff’s comment, the Company respectfully advises the Staff that its financial advisor has not prepared the data, materials and other information provided by the Company in connection with its engagement. A financial advisor necessarily relies upon truthfulness and accuracy of the various data, material and other information (e.g., the Company’s historical financial statements, financial projections, information received from discussions with the management of the Company) made available to it for purposes of conducting financial analyses and opining on the fairness of the transaction. The Company has discussed with the financial advisor that it is standard practice for a financial advisor to disclaim responsibility with respect to such data, material and other information because, among other things, such data, material and other information were not created by or originated from the financial advisor, and conducting independent verification of such information is beyond the financial advisor’s scope of engagement. Moreover, the engagement letter between the Company and the financial advisor expressly provides that the financial advisor “may rely, without independent verification, on the accuracy and completeness of all information that is publicly available and of all information furnished by or on behalf of the Company and the Committee or otherwise reviewed by, or discussed with,” the financial advisor.

As further discussed in the response to Comment 17 below, the relationship between the Company and the financial advisor is one of contract and the financial advisor has advised the Company that it is not aware of any applicable law, whether in the United States or under the law of the Company’s jurisdiction of organization, the Cayman Islands, that sets aside that basic premise. See, e.g., RBC Capital Markets v. Jervis, 129 A.3d 816 (Del. 2015), f.n. 191; Singh v. Attenborough, et al. 137 A.3d 151 (Del. 2016). This disclaimer is also consistent with FINRA Rule 5150(a)(4), which requires the financial advisor to disclose in the fairness opinion, among other thing, “if any information that formed a substantial basis for the fairness opinion that was supplied to [the financial advisor] by the company requesting the opinion concerning the companies that are parties to the transaction has been independently verified by [the financial advisor].”

Based on the foregoing, the Company respectfully submits that it and the financial advisor do not believe that elimination of this disclaimer is warranted.

17.	We note disclosure that the financial advisor’s opinion should not be construed as creating any fiduciary duty on its part to investors. We note similar language in the opinion. We believe that this language is inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective. Please revise.

In response to the Staff’s comment, the Company respectfully advises the Staff that its financial advisor is not prepared to revise the disclaimer regarding absence of any fiduciary duty relationship. The Company notes that while the Board and the Special Committee owe a fiduciary duty to the shareholders in connection with this going private transaction, and the financial advisor has been retained by the Special Committee to opine on the fairness of this transaction, the scope of a financial advisor’s duties is contractual in nature and set forth in the engagement letter signed with the Company. Accordingly, the financial advisor does not owe any fiduciary duty to the shareholders as no such duty was negotiated in connection with its engagement letter. Indeed, the engagement letter expressly provides that the financial advisor “is not acting as an agent or fiduciary of the Committee, the Company, its security holders, creditors or any other constituents of the Company or any other person or entity in connection with [its] engagement.” The financial advisor has advised the Company that it is not aware of any applicable law or rule that contradicts that basic result, whether in the United States or the Cayman Islands. The Staff’s suggestion that a financial advisor owes a fiduciary duty to public shareholders, where no such duty was negotiated, would in effect cast that financial advisor in the role of “gatekeeper” to the transaction. In fact, the Delaware Supreme Court, in RBC Capital Markets v. Jervis, 129 A.3d 816 (Del. 2015), expressly rejected the Delaware Chancery Court’s characterization of the financial advisor in M&A transactions as a “gatekeeper.” In rejecting that characterization, the Delaware Supreme Court stated that “[t]he trial court’s description does not adequately take into account the fact that the role of a financial advisor is primarily contractual in nature, is typically negotiated between sophisticated parties, and can vary based upon a myriad of factors.” That footnote goes on to stress, among other things, that the engagement letter “typically defines the parameters of the financial advisor’s relationship and responsibilities with its client.” 129 A.3d at 866, f.n. 191. See also Singh v. Attenborough, et al. 137 A.3d 151 (Del. 2016) (“Delaware has provided advisors with a high degree of insulation from liability by employing a defendant-friendly standard that requires plaintiffs to prove scienter and awards advisors an effective immunity from due-care liability”).

Based on the foregoing, the Company respectfully submits that it and the financial advisor believe that the disclaimer regarding absence of any fiduciary duty relationship is appropriate.

18.	Please disclose the results of the earlier liquidation analysis contained in the preliminary presentation, as well as those parts of the analysis which are material to understanding the differing results.

In response to the Staff’s comment, relevant disclosure has been revised to clarify the results of the earlier liquidation analysis in the preliminary presentation and the reasons for the differing results. Please refer to page 43 of the Revised Proxy Statement.

Other Matters, page 44

19.	Please disclose the portion of the fee which was paid upon execution of the engagement letter, the portion paid upon delivery of the opinion, and the portion which will become payable upon closing the merger.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 44 of the Revised Proxy Statement.

Alternatives to the Merger, page 48

20.	Please revise the disclosure in the final paragraph to indicate how the Special Committee took into account the possibility of a Superior Proposal, given the unwillingness of the Buyer Group to sell to a competing bidder.

The Company respectfully submits to the Staff that the Special Committee took into account the possibility of a Superior Proposal, notwithstanding the unwillingness of the Buyer Group to sell to a competing bidder, in the same manner and for the same reasons that the Company’s ability to terminate the merger agreement, notwithstanding the unwillingness of the Buyer Group to sell to a competing bidder, is an important condition for the Board during the negotiation process for the Board to be assured that it had negotiated a term that maximized value for the shareholders unaffiliated with the Buyer Group. The Company respectfully directs the Staff to its response for Comment 7.

In order to address any question raised by this issue, the Proxy Statement has been revised. Please refer to page 48 of the Revised Proxy Statement.

Financial Information, page 82

21.	Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 88 of the Revised Proxy Statement.

Purchases by the Company, page 88

22.	Please complete the chart for the past two years, and disclose the range of prices paid. See Item 1002(f) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure on page 89 of the Revised Proxy Statement.

Annex D

23.	Please disclose telephone numbers for all filing persons. See Item 1003(a) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to the updated disclosure in Annex D to the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Parent, and the other members of the Buyer Group.

The Company appreciates the Staff’s attention to the review of the filing. Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852 3189 7282 or by email at julian.lin@jonesday.com.

Sincerely,

/s/ Julian Lin
Julian Lin
Jones Day

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 27, 2016 with respect to the Schedule 13E-3, File No. 005-81375 (the “Schedule 13E-3”), filed on September 19, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated as of October 5, 2016	Actions Semiconductor Co. Ltd

	By:	/s/ Yu-Hsin, LIN
Name: Yu-Hsin (Casper), Lin
Title: Chairman of the Special Committee

Supernova Investment Ltd.

	By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Starman Limited

	By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Surrey Glory Investments Inc.

	By:	/s/ Yung Sen, CHANG
Name: Yung Sen, Chang
Title: Sole Director

Tongtong Investment Holding Co., Ltd.

	By:	/s/ Yung-Chin, LEE
Name: Yung-Chin, Lee
Title: Sole Director

Perfectech Int’l Ltd.

	By:	/s/ Lewis Chi-Tak, LO
Name: Lewis Chi-Tak, Lo
Title: Sole Director

Allpremier Investment Limited

By:	/s/ Yingna, MA
Name: Yingna, MA
Title: Sole Director

Octovest International Holding Co., Ltd.

By:	/s/ I-Ming, PAN
Name: I-Ming, Pan (aka Robin Pan)
Title: Sole Director

Ventus Corporation

By:	/s/ Hsin, TANG
Name: Hsin, Tang
Title: Sole Director

Middlesex Holdings Corporation Inc

By:	/s/ Yung-Chieh, LIN
Name: Yung-Chieh, Lin
Title: Sole Director

Rich Dragon Consultants Limited

By:	/s/ Jr-Neng, CHANG
Name: Jr-Neng, Chang
Title: Sole Director

Nutronics Technology Corporation

By:	/s/ Fu Chi, LEE
Name: Fu Chi, Lee
Title: Sole Director

Uniglobe Securities Limited

By:	/s/ Chun Mei CHEN De Chang
Name: Chun Mei Chen De Chang
Title: Sole Director

New Essential Holdings Limited

By:	/s/ Sui Gin, CHANG
Name: Sui Gin, Chang
Title: Sole Director

Embona Holdings (Malaysia) Limited

By:	/s/ Chia-Wen, YEH
Name: Chia-Wen, Yeh
Title: Sole Director

Suffolk Dragon Ventures Ltd

By:	/s/ Shu-Lin, CHEN
Name: Shu-Lin, Chen
Title: Sole Director

Top Best Development Limited

By:	/s/ Li-Li, YEH HSU
Name: Li-Li, Yeh Hsu
Title: Sole Director